

Mail Stop 3720

October 21, 2008

Via U.S. Mail and Fax
Richard Yanke
Chief Executive Officer
Skylyft Media Network, Inc.
100 East Verdugo Avenue,
Burbank, California 91502

      RE: Skylyft Media Network, Inc.
                Form 10-KSB for the fiscal year ended December 31, 2007
                Filed April 11, 2008;
                File No. 000-52367

Dear Mr.Yanke:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director